VIA EDGAR

[COMERICA LETTERHEAD]

July 18, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Suzanne Hayes

Re: Comerica Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013

File No. 001-10706

Dear Ms. Hayes:

Comerica Incorporated (the “Corporation” or “we”) is pleased to submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated July 3, 2013, with respect to the above-referenced filing. This letter is being filed with the Commission electronically via the EDGAR system today.

In certain responses, we may agree to supplement the disclosures in our future filings. We are doing that in the spirit of transparency and not because we believe our prior filing may be materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

To assist with your review, we have repeated the text of the Staff's comments (indicated in bold) immediately preceding our corresponding response.

Risk Factors, page 13

Competitive product and pricing pressures among financial institutions within Comerica's markets may change, page 17

1.
Please identify any factors that impair your ability to compete on the basis of products and pricing. For example, have new regulations applying to financial institutions with more than $50 billion in assets negatively impacted your ability to compete with smaller banks not subject to the regulations or larger banks that are better able to absorb the costs?

RESPONSE OF THE CORPORATION
In response to the Staff's comment, beginning with our Form 10-Q for the period ended June 30, 2013, the Corporation will provide the following revision to the existing risk factor included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2012. We have highlighted the verbiage therein (indicated in bold) that will be included to respond to your comment.

Securities and Exchange Commission
July 18, 2013

•	Competitive product and pricing pressures among financial institutions within Comerica's markets may change.

Comerica operates in a very competitive environment, which is characterized by competition from a number of other financial institutions in each market in which it operates. Comerica competes with large national and regional financial institutions and with smaller financial institutions in terms of products and pricing. Some of Comerica's larger competitors, including certain nationwide banks that have a significant presence in Comerica's market area, may make available to their customers a broader array of product, pricing and structure alternatives and, due to their asset size, may more easily absorb loans in a larger overall portfolio. Some of Comerica's smaller competitors may have more liberal lending policies and processes.

Additionally, the financial services industry has recently been subject to increasing regulation. For more information, see “Supervision and Regulation.” Such regulations may require significant investments in technology, personnel or other resources or place limitations on the ability of financial institutions, including Comerica, to engage in certain activities. Comerica's competitors may be subject to a significantly different or reduced degree of regulation due to their asset size or types of products offered. They may also have the ability to more efficiently utilize resources to comply with regulations or may be able to more effectively absorb the costs of regulations into their existing cost structure.

If Comerica is unable to compete effectively in products and pricing in its markets, business could decline, which could have a material adverse effect on Comerica's business, financial condition or results of operations.

Definitive Proxy Statement on Schedule 14A filed March 12, 2013

Compensation of Executive Officers, page 22

Compensation Discussion and Analysis, page 22

2.
We note your disclosure that individual awards are based on operational performance and achievement of strategic goals. Additionally, you disclose that performance goal scorecards consider strategic initiatives, among other things. Please describe the strategic initiatives and the extent to which they were met. If each NEO's performance scorecard included different strategic initiatives, you should separately describe each NEO's initiatives and the extent to which they were met.

RESPONSE OF THE CORPORATION
In future proxy statements on Schedule 14A, the Corporation will expand its disclosure to the extent it discloses details related to individual awards. By way of example, the sample language below provides an illustration of this type of expanded verbiage using 2012 individual awards. To the extent applicable, the Corporation intends to include similar disclosure in future proxy statements.

WITH RESPECT TO THE 2012 ANNUAL MANAGEMENT INCENTIVE PROGRAM (AMI), NEW LANGUAGE WOULD BE ADDED ON PAGE 36, BELOW THE “SEVERAL FACTORS” PARAGRAPH

2012 AMI Compensation Decisions for Named Executive Officers

Ralph W. Babb, Jr.
Mr. Babb's AMI award was determined by the Committee, utilizing the funding amount achieved based on corporate results (described above) as the baseline. As an employee covered under Section 162(m) of the

Securities and Exchange Commission
July 18, 2013

Internal Revenue Code, Mr. Babb's AMI cannot be greater than the calculated baseline funding, regardless of his individual performance. However, his AMI could be less than the baseline funding amount, if the Committee determined that a reduction was appropriate. Therefore, the Committee assessed Mr. Babb's performance to determine if the baseline amount should be reduced. The Committee approved Mr. Babb's 2012 AMI award in an amount equal to 100% of baseline funding, as shown in the “2012 AMI Program Awards” table above, based on Comerica's corporate operating performance, highlighted on page 22, in comparison to its peer group.
For the remainder of the NEOs, the Committee determined their individual AMI awards utilizing the baseline funding amount achieved based on corporate results, followed by an assessment of individual performance, including feedback from the CEO, for potential reductions. Individual performance factors for the other NEOs included the following:
Karen L. Parkhill

•	Management of the balance sheet and liquidity thresholds

•	Response to legislative and regulatory developments particularly around stress testing and capital requirements

•	Review of long term strategic initiatives to support long-term growth and sustainability

•	Analysis and reporting around performance indicators in both the long and short-term

•	Interaction with investors, analysts, regulators and customers

•	Partnership across all lines of business to improve operating results

•	Leadership skills demonstrated within department and across the organization

•	Talent management and succession planning

In particular, in 2012, Ms. Parkhill led efforts to strengthen Comerica's capital planning practices and played an integral part of meeting regulatory expectations and stress testing, continued significant investor outreach efforts and enhanced internal financial reporting.
Lars C. Anderson

•	Achievement of financial plans for the Business Bank including expense management

•	Execution of targeted strategies to leverage market opportunities

•	Loan growth and portfolio management

•	Focus on productivity and efficiency

•	Partnership across business lines to strengthen customer relationships and improve operating results

•	Response to legislative and regulatory compliance

•	Development of long-term strategic growth initiatives within the Business Bank

•	Leadership skills demonstrated within the department and across the organization

•	Talent management and succession planning

•	External interaction with customers, investors and communities

In particular, in 2012, Mr. Anderson capitalized on revenue opportunities, improved productivity and efficiencies within the Business Bank and helped to strengthen Comerica's relationship banking model in partnership with Wealth Management and Retail.

Curtis C. Farmer

•	Achievement of financial plans for Retail Bank and Wealth Management including expense management

•	Meeting goals and objectives of the long-term strategic plan

•	Execution of targeted strategies to drive market share and improve operational efficiencies

•	Analysis and review of product suite for each line of business

Securities and Exchange Commission
July 18, 2013

•	Partnership across business lines to strengthen customer relationships and improve operating results

•	Manage marketing and public relations for all of Comerica

•	Response to legislative and regulatory compliance

•	Development of long-term strategic growth initiatives within various lines of business within Retail Bank and Wealth Management

•	Leadership skills demonstrated within department and across the organization

•	Talent management and succession planning

•	External interaction with customers, investors and communities

In particular, in 2012, Mr. Farmer improved loan production and strengthened the pipeline for Retail and Wealth Management, reduced Comerica's risk exposure within his portfolio and supported community involvement efforts and client acquisition across all lines of business.
Jon W. Bilstrom

•	Strategic allocation of resources and expense management

•	Interaction with the Board of Directors and regulatory bodies

•	Partnership across the organization to facilitate execution of strategic goals and initiatives

•	Leadership demonstrated within the department and across the organization

•	Compliance and regulatory oversight

•	Talent management and succession planning

In particular, in 2012, Mr. Bilstrom successfully managed compliance and regulatory oversight for the organization, effectively utilized resources to improve legal administration, maintained strong relationships with federal and state banking agencies and achieved individual objectives in the development of colleagues.
Based on evaluations of the foregoing factors, the Committee approved the remaining NEOs' AMI awards in amounts ranging from 100% to 91% of baseline funding amounts, as shown in the “2012 AMI Program Awards” table above.
WITH RESPECT TO THE 2012 LONG-TERM MANAGEMENT INCENTIVE PROGRAM (LMI), CHANGES WOULD BE MADE ON PAGE 37, WITH REVISIONS IN BOLD

The performance criteria applicable to the CEO and the other NEOs for purposes of overall LMI funding are determined solely on corporate financial performance. With respect to the allocation of the resulting incentive pools to specific NEOs, however, the Committee reserves the right to reduce the calculated awards to account for individual performance or other operating considerations. Based on evaluations of the foregoing factors, the Committee approved the NEOs' LMI awards at baseline funding amounts, as shown in the “2012 LMI Program Awards” table below.
WITH RESPECT TO THE 2012 LONG-TERM INCENTIVE PLAN (LTIP) PROGRAM, CHANGES WOULD BE MADE ON PAGE 39, WITH REVISIONS IN BOLD

In determining individual LTIP award values, the Committee considers Comerica's performance and the individual performance of each NEO, such as:

•
Comerica's current and past performance (and, as applicable, the current and past performance of any relevant business unit) compared to the applicable business plans and strategic initiatives as described above under the heading “2012 AMI Compensation Decisions for Named Executive Officers”;

•	Results related to specific individual responsibilities and risk behaviors as described above under the heading “2012 AMI Compensation Decisions for Named Executive Officers”;

Securities and Exchange Commission
July 18, 2013

•	Competitiveness of equity values, expressed both as monetary value and as a percentage of each NEO's base salary, compared to market data;

•	The NEO's role in the organization and the retention value of current equity ownership; and

•	The NEO's future potential to contribute to Comerica's sustained performance.

*****

Securities and Exchange Commission
July 18, 2013

As requested by the Staff, in connection with responding to your comments, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information or have any questions, please do not hesitate to contact me (telephone no. (214) 462-4447; facsimile no. (214) 462-4440).

Sincerely,

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President, Governance, Regulatory Relations and Legal Affairs

cc:	Ralph W. Babb, Jr., Chairman and Chief Executive Officer